Durham Jones & Pinegar, P.C. 192 East 200 North, Third Floor St. George, Utah 84770-2879 435.674.0400 435.628.1610 Fax www.djplaw.com	Joshua E. Little Attorney at Law jlittle@djplaw.com File No. 42233.01

August 6, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Parametric Sound Corporation Form 10-12G/A Filed July 27, 2010 Commission File No. 000-54020

Dear Mr. Spirgel:

We are in receipt of the Staff’s letter dated August 5, 2010 with respect to the above-referenced Form 10-12G/A filed on July 27, 2010.  We are responding herein to the Staff’s comments on behalf of our client, Parametric Sound Corporation (the “Company”), as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-12G/A.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Operating Statements, page 33

1.
We note your response to comment 13 from our letter dated July 21, 2010.  You state that “the HSS business is properly classified as held and used until the spin-off.  At that time, LRAD Corporation will evaluate its accounting under 205-20-45-1 and 45-5.”  Since you are presenting pro forma financial statements giving effect to the spin-off, tell us in detail the factors you considered in concluding that the HSS business including the H450 product is not considered discontinued operations.

Response:  The Company believes the Hypersonic Sound business should not be reported in the pro forma statements as discontinued because the core technology included in the product will continue after the spin-off. The Company references the “new product line” to distinguish the post spin-off product from the H450 product and to emphasize the improvements that will be made. The Company will employ new processing and control electronics as part of this core technology to enhance the clarity of the sound and reduce the cost of the product, but the core directional sound technology secured by intellectual property will continue in the new improved product. The specific H450 product currently manufactured by LRAD Corporation is not expected to be sold in its current configuration, but an enhanced version of this technology will continue after the spin-off. Mr. Norris has submitted a new patent application to secure the enhancements being made, which is the subject of the proposed license.

SALT LAKE CITY | OGDEN | ST. GEORGE | LAS VEGAS

Larry Spirgel
August 6, 2010

The Company is cognizant that Instruction #1 to Article 11-02(b) requires that the historical statement of income used in the pro forma financial information shall not report operations of a segment that has been discontinued. In preparation of the pro forma financial statements, the Company considered the following factors in concluding that the HSS business (including the H450 product) is not considered discontinued operations:

•
Paragraph 3120.1 of the Financial Reporting Manual advises that “pro forma financial information is required if a disposition either by sale, abandonment or distribution to shareholders has occurred or is probable, and is not fully reflected in the historical financial statements. Pro forma data may be necessary, if the disposition is material, even if disposed operations do not satisfy the ASC 205-20 criteria of a discontinued operation.” The Company believes this describes the subject case, the spin-off disposition does not satisfy ASC 205-20 to be considered discontinued operations. If there are discontinued operations within a larger component business that is presented as pro forma statements then in accordance with the advice in Paragraph 3230.4 the pro forma should present only the portion of the income statement through “income from continuing operations” [also Instruction 1 to Article 11-02 of Regulation S-X]. As indicated above, the Company does not consider either the HSS business or the H450 product line either separately or together as discontinued operations either in the historical or the pro forma presentation.

•
With respect to historical reporting (the starting point of the pro forma), the HSS component does not meet the requirements of paragraph 360-10-45-9 as being held for sale. Apart from the spin-off there are no plans to sell the HSS component business, nor are the other requirements of 360-10-45-9 met. With respect to the spin-off plan, the Company relied on the guidance of ASC 360-10-45-15 – “A long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of.” To be treated as discontinued operations one key requirement of ASC 205-20-45-1 is that the component be classified as held for sale.

•
Not all disposal activities qualify for reporting as discontinued operations. As discussed in its previous response, the Company does not believe the update of a product as planned after the spin-off, meets the component disposal threshold for a discontinued operation in ASC 205-20-45-1. (Example 1 [ASC 205-20-55-28 to 31] illustrates in Case A that disposing of a losing brand and continuing with profitable brands is not a component meeting the conditions of ASC 205-20-45-1).

•
For pro forma presentation there is no plan to cease the HSS product line business. The component business is expected to continue in either case. If the spin-off is completed then the HSS business line component will continue as a separate company, Parametric Sound Corporation. If the spin-off is abandoned, the HSS business will continue as no decision has been made to discontinue the business.  In neither case (spin-off or not) are there discontinued operations to consider for pro forma presentation.

Larry Spirgel
August 6, 2010

•
The Company also considered the factor that the planned upgrade to the product from the proposed license primarily relates to the electronics (amplification and processing) portion of the product. The other key patented and patent pending product part, the HSS emitter (similar to a speaker element, but more sophisticated), is the same between the H450 and the planned new product of Parametric Sound Corporation. The Company does not consider the planned changes to the product to be a complete product replacement.

•
The patents relate to the HSS product line business including the electronics, emitters, applications and blocking patents (defensive intangible assets). There is no discontinuance of the HSS business product line in the pro forma and the upgrade of the product does not justify discontinued treatment. The patents will continue to support the HSS product line business and will continue to be evaluated for impairment each period, whether spun off or not. (See response to #2 below).

•
As disclosed on page 29 of the Information Statement, there was no pro forma adjustment for “any future patent or inventory impairment that may result from transition to our new product line” since this is considered as a future material nonrecurring charge which results from the transaction and will be included in the income of the registrant within 12 months following the transaction and not includable in pro forma statements per Paragraph 3230.4 of the Financial Reporting Manual.

Based on the above factors and guidance, the Company concluded that in presenting pro forma information following the spin-off, that the HSS business including the H450 product is not considered discontinued operations requiring different presentation.

Pro Forma Balance Sheet, page 30

2.
We note your response to comment 25 in our letter dated July 21, 2010.  Please tell us in detail the factors you considered in concluding that the patents and trademarks associated with the H450 product are not impaired.

Response:  The historical cost of patents and trademarks on the opening historical balance sheet used in the pro forma were from the March 31, 2010 statements. There was no adjustment to remove any discontinued assets as the Company determined there were no discontinued operations as described in the response above. The intellectual property that pertains to the Hypersonic Sound business applies to the H450 products manufactured and sold by LRAD Corporation as well as the modified HSS product that will be sold by the Company following the spin-off. The core directional sound technology will continue and as such, no impairment has occurred.

Historically, the Company evaluated potential impairment of intangible assets (including patents and trademarks) according to applicable sections of FASB ASC Topics 350 and 360 (formerly FAS 142 and 144, respectively). This analysis was performed at March 31, 2010 giving consideration to future cash flows expected to be generated from HSS product sales and this analysis supported the value of intellectual property in the financial statements.

Larry Spirgel
August 6, 2010

The Company considered the following factors in its determination that the pro forma balance sheet should not include an adjustment relating to potential future impairment of patents:

•
Although the Company’s response to comment 25 in its letter dated July 26, 2010 indicates that the patents relate to technology that is incorporated into the HSS emitters and the HSS H450 product line, this was not meant to imply that some portion of the patented technology will not be utilized in future HSS product line improvements.  The patented technology relates to the product line technology including the proprietary emitters and the technology is not specific to or solely related to the H450 electronics. In addition, management considers patents that may relate to certain electronic processing that may not be directly used in the planned product line improvements, as still important as blocking or defensive intellectual property.

•
As outlined in Paragraph 3210.2 of the Financial Reporting Manual “The pro forma financial information should illustrate only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction.” The patented technology relating to the HSS product line will continue to be reviewed and evaluated based on the ongoing and future development of HSS product line enhancements, however, a pro forma adjustment relating to potential future impairment was not appropriate since any pro forma adjustment of this nature would not have been based on isolated and objectively measurable effects of the spin-off transaction.

•
Post spin-off, on a pro forma basis, the Company expects the carrying value to be recoverable from the undiscounted cash flows from the use or disposition of the patents (ASC 360-10-35-17). As discussed in MD&A (page 36 of the Information Statement), the Company expects improved gross margins following the spin-off and successful distribution of the improved product line.

•	Parametric Sound intends to continue to use the HSS and other trademarks due to the customer and industry brand recognition.

Accordingly, there was no pro forma adjustment for patent or trademark impairment as part of the pro forma presentation due to the above factors.

Thank you in advance for your cooperation in connection with this matter. Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400.

Sincerely,

Durham Jones & Pinegar, P.C.

/s/ Joshua Little

Joshua E. Little

JEL/sa

cc:	Elwood G. Norris, Parametric Sound Corporation Thomas R. Brown, LRAD Corporation Katherine H. McDermott, LRAD Corporation Michael H. Lorber, Squar, Milner, Peteron, Miranda & Williamson, LLP